Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon Chairman and CEO Ivan Seidenberg and MCI President and CEO Michael Capellas today announced the establishment of a planning team in anticipation of the closing of Verizon’s acquisition of MCI, expected early in 2006.

An executive steering committee, consisting of Seidenberg, Capellas and Verizon Vice Chairman and President Lawrence T. Babbio, Jr. will oversee the overall integration effort.

A transition team, reporting to the steering committee, will develop the go-to-market strategy and a detailed operational plan designed to achieve the marketing objectives and the operational synergies that will result from the merger. John Killian, Senior Vice President and Chief Financial Officer of Verizon Domestic Telecom, will chair the group. Francis Shammo, President—West Area for Verizon Wireless, will be responsible for developing a financial integration plan and establishing appropriate control mechanisms for the merged organization. Randy Milch, Senior Vice President and Deputy General Counsel at Verizon Domestic Telecom, will be responsible for planning the integration of legal activities for the combined businesses. In order to assist with the development of marketing and network strategies the transition team will initially include, from MCI, Jonathan Crane, EVP and Chief Strategy Officer, Wayne Huyard—President of US Sales and Service and Fred Briggs—President of Operations and Technology. Also, from Verizon, the transition team will include Mark Wegleitner, Senior Vice President-Technology, Veronica Pellizzi, Senior Vice President -Enterprise Sales and Ed McGuinness, Senior Vice President-Enterprise Marketing. Additional representatives will be named as the transition team initiates planning activities in other areas.

Seidenberg said the transition team will work to ensure Verizon and MCI quickly and effectively optimize their complementary strengths as the companies approach the completion of the merger. “Capitalizing on the power inherent in these combined businesses requires focused planning,” said Seidenberg. “We intend to be ready to compete at the highest possible level the moment we close our merger. This can only be accomplished with the involvement of a seasoned and highly focused team dedicated to winning in the marketplace and structuring all operations for maximum efficiency.”

The Steering Committee will make final personnel announcements over the coming months.

Executives from both companies are currently meeting with key investors as they approach MCI’s October 6 shareholder vote on the merger.

###

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.